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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            (Amendment Number Eight)



                               Redwood Trust, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    758075402
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                                 (Cusip Number)

                                    7/31/2000
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1 (b)

         / /  Rule 13d-1 (c)

         / /  Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP NO. 758075402                                                         13G


1)   NAME OF REPORTING PERSON       I.R.S. NUMBER OF REPORTING PERSON
      Wallace R. Weitz & Company    Tax I.D. No. 47-0654095

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) [   ]       N/A
                  (b) [   ]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5)   SOLE VOTING POWER:             2,760,914*

6)   SHARED VOTING POWER:           2,760,914*

7)   SOLE DISPOSITIVE POWER:        2,760,914

8)   SHARED DISPOSITIVE POWER:      2,760,914

9)   AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
         2,760,914**

10) CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         [  ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
         31.0%

12) TYPE OF REPORTING PERSON
         IA



*542,100 of the shares of common stock are subject to a Voting Agreement pursuant to which Wallace R. Weitz & Company has transferred its voting rights with respect to such shares to certain principal shareholders of Redwood Trust.


**Ownership includes 2,646,314 shares of the common stock of Redwood Trust and 114,600 shares of the convertible preferred stock of Redwood Trust which is convertible into shares of common stock.


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CUSIP NO. 758075402                                                         13G

1)   NAME OF REPORTING PERSON
      Wallace R. Weitz

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) [   ]       N/A
                  (b) [   ]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
        Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5)   SOLE VOTING POWER:                NONE

6)   SHARED VOTING POWER:              2,760,914*

7)   SOLE DISPOSITIVE POWER:           NONE

8)   SHARED DISPOSITIVE POWER:         2,760,914

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,760,914**

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         [  ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         31.0%

12)  TYPE OF REPORTING PERSON
         IN



*542,100 of the shares of common stock are subject to a Voting Agreement pursuant to which Wallace R. Weitz & Company has transferred its voting rights with respect to such shares to certain principal shareholders of Redwood Trust.

**Ownership includes 2,646,314 shares of the common stock of Redwood Trust and 114,600 shares of the convertible preferred stock of Redwood Trust which is convertible into shares of common stock.


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Item 1(a).  Name of Issuer:
               Redwood Trust, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:
               591 Redwood Highway, Suite 3100
               Mill Valley, California  94941

Item 2(a).  Names of Persons Filing:
               Wallace R. Weitz & Company
               Wallace R. Weitz, President and Sole Owner of Wallace R. Weitz
                & Company

Item 2(b).  Principal Business Address of Persons Filing:
                1125 South 103rd Street, Suite 600
                Omaha, Nebraska 68124-6008

Item 2(c).  Citizenship:
                Wallace R. Weitz & Company - State of Nebraska
                Wallace R. Weitz - Citizen of United States of America

Item 2(d).  Title of Class of Securities:
                Common Stock

Item 2(e).  CUSIP Number:
                758075402

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Wallace R. Weitz & Company ("Weitz & Co.") as a registered investment adviser. All of the securities reported in this statement are owned of record by investment advisory clients of Weitz & Co. and none are owned directly or indirectly by Weitz & Co. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Weitz & Co. is the beneficial owner of any of the securities covered by the statement.

          (g) Control Person. This statement is also being filed by Wallace R. Weitz ("Weitz"), President and sole owner of Weitz & Co. in the event he could be deemed to be an indirect beneficial owner of the securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Mr. Weitz does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Weitz is the beneficial owner of any of the securities covered by this statement.


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Item 4.  Ownership:
                      (a)  Amount Beneficially Owned:
                             (i)  Weitz & Co.     2,760,914 Shares*
                             (ii) Weitz           2,760,914 Shares*

                      (b)  Percent of Class:
                             (i)   Weitz & Co.    31.0%
                             (ii)  Weitz          31.0%

                      (c)  Number of Shares as to which such person has:
                             (I)   sole power to direct vote:
                                    (i)  Weitz & Co.            2,760,914**
                                    (ii) Weitz                  0

                             (II)  shared power to direct vote:
                                    (i)  Weitz & Co.            2,760,914**
                                    (ii) Weitz                  2,760,914**

                             (III) sole power to dispose:
                                    (i)  Weitz & Co.            2,760,914
                                    (ii) Weitz                  0

                             (IV) shared power to dispose:
                                         Weitz & Co.            2,760,914
                                         Weitz                  2,760,914

Item 5.  Ownership of Five Percent or Less of a Class
                  N/A

Item 6.  Ownership of  More Than Five Percent on Behalf of Another Person
               Weitz Series Fund, Inc.-Value Fund, a registered investment company, is the record owner of 1,351,117 shares of the Issuer as of July 31, 2000, representing 15.4% of the Issuer's shares. Weitz Partners, Inc.-Partners Value Fund, a registered investment company, is the record owner of 800,352 shares of the Issuer as of July 31, 2000, representing 9.1% of the Issuer's shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  N/A

Item 8.  Identification and Classification of Members of the Group
                  N/A

*Ownership includes 2,646,314 shares of the common stock of Redwood Trust and 114,600 shares of the convertible preferred stock of Redwood Trust which is convertible into shares of common stock.


**542,100 of the shares of common stock are subject to a Voting Agreement pursuant to which Wallace R. Weitz & Company has transferred its voting rights with respect to such shares to certain principal shareholders of Redwood Trust.




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Item 9.  Notice of Dissolution of Group
                  N/A

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date :  August 9, 2000

         WALLACE R. WEITZ & COMPANY

         By:      /s/ Wallace R. Weitz
         Name:    Wallace R. Weitz
         Title:   President

         WALLACE R. WEITZ
         (Individually)

         /s/ Wallace R. Weitz

                             Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 9th day of August, 2000.

         WALLACE R. WEITZ & COMPANY

         By:    /s/ Wallace R. Weitz
         Name:  Wallace R. Weitz
         Title: President

         WALLACE R. WEITZ
         (Individually)

         /s/ Wallace R. Weitz

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